news release

Zi Corporation Launches Qix for Windows Mobile at 3GSM in Barcelona

Demo versions available on HTC Qtek 8300 handsets

CALGARY, AB, February 12, 2007 - Zi Corporation (NASDAQ: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced a new version of its award-winning search and discovery engine, Qix™, will be launched at the 3GSM World Congress in Barcelona, February 12 – 15. Qix for Windows Mobile 5 (WM5) is now available for operator deployment.

It is expected that 30 million Windows Mobile Smartphones will ship in 2007 around the globe based on published figures by RBC Capital Markets on Microsoft. Zi expects to extend support to Windows Mobile 6 by the end of the year.

"This is a significant step forward for Qix technology," Milos Djokovic said. "Qix now supports the two most important platforms in the Smartphone market today and this launch is aligned with the company's strategy to enable immediate deployment of Qix."

Qix is a revolutionary search and discovery engine that enables quick and easy use of a mobile phone's applications and services. It allows users to access the full range of phone features simply and intuitively, all without having to remember where or how to locate them. This simplicity motivates users to find and use revenue-producing features more often. Qix complements standard mobile search products.

Demonstration versions of Qix for WM5 are available on HTC Qtek 8300 handsets.

Zi Corporation will be at 3GSM World Congress in Barcelona, Spain from February 12 – 15 at Stand C58, Hall 2. To make an appointment please contact Brian Dolby at +44(0)115 948 6901 or email brian@gbcspr.com.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiType™ for keyboard prediction with auto-correction; eZiText® for one-touch predictive text entry; Decuma® for predictive pen-input handwriting recognition; and the Qix search and service discovery engine to enhance the user experience and drive service usage and adoption. The Zi product portfolio dramatically improves the usability of mobile phones, PDAs, gaming consoles and television set-top boxes and the applications on them including SMS, MMS, email and Web browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on NASDAQ (ZICA) and the Toronto (ZIC) Stock Exchanges.

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, eZiType, eZiText, Decuma and Qix are either trademarks or registered trademarks of the Zi Group of Companies. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

GBCS PR
Brian Dolby / Emma Tagg
brian@gbcspr.com / emma@gbcspr.com
+44 (0) 115 948 6901

Allen & Caron Inc.
Jill Bertotti
jill@allencaron.com
(949) 474-4300